Exhibit 1
                                                                       ---------

For Immediate Release                                                 2 Aug 2006


                              WPP GROUP PLC ("WPP")

              Grey Healthcare Group acquires Catalyst on-line in US

WPP announces that its wholly-owned operating company, Grey Healthcare Group, the leading healthcare communications network, has agreed to acquire Catalyst on-line ("Catalyst") a specialized advertising, marketing and consulting firm with expertise in the fast growing internet search marketplace.

Founded in 1998 and based in Newton, Massachusetts, Catalyst employs 16 people and specializes in search engine optimization, working primarily for companies in the pharmaceutical and healthcare industries. It provides both unpaid and paid search services in addition to website design, development and consulting. Clients include Pfizer, Biogen Idec, Novartis, Aventis and Noven.

Catalyst's unaudited revenues for the year ended 31 December 2005 were US$2.9 million with net assets at completion of US$250,000.

This investment continues WPP's strategy of developing its expertise in new media and strengthening its networks in fast growing markets and sectors.

Contact:

Feona McEwan, WPP       +44 (0)20 7408 2204
www.wpp.com